Exhibit 99.3

BTQ TECHNOLOGIES ANNOUNCES AT-THE-MARKET EQUITY PROGRAM

VANCOUVER, BC, June 18, 2026 /CNW/ - BTQ Technologies Corp. ("BTQ" or the "Company") (Nasdaq: BTQ) (CBOE CA: BTQ), a global quantum technology company focused on securing mission-critical networks, today announced its at-the-market equity program (the "ATM Program") to offer and sell up to C$150,000,000 (or its equivalent in other currencies) of its common shares ("Common Shares").

Sales of Common Shares, if any, are anticipated to be made pursuant to the terms of a Controlled Equity OfferingSM Sales Agreement (the "Sales Agreement") dated June 18, 2026, among the Company, Cantor Fitzgerald Canada Corporation (the "Canadian Agent"), and Cantor Fitzgerald & Co. (the "U.S. Agent" and together with the Canadian Agent, the "Agents") in transactions that are deemed to be "at-the-market distributions" as defined in National Instrument 44-102 - Shelf Distributions or "at-the-market offerings" as defined in Rule 415 under the U.S. Securities Act of 1933, as amended, involving sales made by the Canadian Agent directly on Cboe Canada Inc. ("Cboe Canada"), and/or sales made by the U.S. Agent directly on the Nasdaq Global Market ("Nasdaq"), and/or on any other marketplace for Common Shares in Canada or the United States or as permitted pursuant to the Sales Agreement.

The ATM Program is being established pursuant to a prospectus supplement dated June 18, 2026 (the "Canadian Prospectus Supplement") to the Company's short form base shelf prospectus dated April 29, 2025, as amended on September 22, 2025, (the "Canadian Base Shelf Prospectus") filed with the securities regulatory authorities in each of the provinces and territories of Canada, and pursuant to a prospectus supplement dated June 18, 2026 (the "U.S. Prospectus Supplement") to the Company's U.S. base prospectus (the "U.S. Base Shelf Prospectus") included in its registration statement on Form F-10 under the Securities Act of 1933, as amended, with the United States Securities and Exchange Commission (the "SEC") filed on and dated as of September 25, 2025 and declared effective on September 29, 2025 (Registration No. 333-290517) (the "Registration Statement" and collectively with the Canadian Prospectus Supplement, Canadian Base Shelf Prospectus, U.S. Prospectus Supplement, and U.S. Base Shelf Prospectus, the "Offering Documents").

As outlined in the Offering Documents, the Company intends to use the net proceeds from the ATM Program for working capital purposes and to strengthen the position of its balance sheet. The net proceeds from the ATM Program are expected to provide the Company with flexibility with respect to its operations and potential future acquisitions.

The Agents are not required to sell any specific number or dollar amount of Common Shares but will use their commercially reasonable efforts to sell, on the Company's behalf, all of the Common Shares requested to be sold by the Company. The Company may instruct the Agents not to sell Common Shares if the sales cannot be achieved at or above the price designated by the Company. There is no minimum amount of funds that must be raised under the Offering. This means that the ATM Program may terminate after only raising a small portion of the ATM Program amount set out above, or none at all. There can be no assurance that the Company will issue and sell any Common Shares under the ATM Program. The volume and timing of sales under the ATM Program, if any, will be determined at the Company's sole discretion at the market price prevailing at the time of each sale, and, as a result, sale prices may vary.

The ATM Program will be effective until the earliest of (a) the issuance and sale of all of the Common Shares issuable pursuant to the ATM Program, (b) the date that the ATM Program is otherwise terminated pursuant to the terms of the Sales Agreement or (c) the expiry of the Canadian Base Shelf Prospectus.

Potential investors should read the Offering Documents (including the documents incorporated by reference therein) and the Sales Agreement for more complete information about the Company and the ATM Program, including the risks associated with investing in BTQ. Cboe Canada and Nasdaq have been notified of the ATM Program. Listing of the Common Shares sold pursuant to the ATM Program on Cboe Canada and/or the Nasdaq will be subject to fulfilling all applicable listing requirements.

About BTQ

BTQ Technologies Corp. (Nasdaq: BTQ | Cboe CA: BTQ) is a quantum technology company focused on accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio and deep technical expertise, BTQ is developing a full-stack, neutral-atom quantum computing platform spanning hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

ON BEHALF OF THE BOARD OF DIRECTORS

Olivier Roussy Newton

CEO, Chairman

For further information: E: desk@btq.tech

Cboe Canada does not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any province, territory, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, territory, state or jurisdiction. Any offer, solicitation or sale will be made only by means of the Canadian Prospectus Supplement and the U.S. Prospectus Supplement.

Copies of Offering Documents

The Canadian Prospectus Supplement, the Canadian Base Shelf Prospectus and the Sales Agreement are available at www.sedarplus.ca and the U.S. Prospectus Supplement, the U.S. Base Shelf Prospectus and the Registration Statement are available at www.sec.gov. Alternatively, the Agents will send copies of the Canadian Prospectus Supplement and the Canadian Base Shelf Prospectus or the U.S. Prospectus Supplement and the U.S. Base Shelf Prospectus, as applicable, upon request by contacting:

Cantor Fitzgerald Canada Corporation
Attention: Equity Capital Markets, 181 University Avenue, Suite 1500, Toronto, ON, M5H 3M7, via email at ecmcanada@cantor.com

Cantor Fitzgerald & Co.
Attention: Capital Markets, 110 East 59th Street, 6th floor, New York, New York 10022, via email at prospectus@cantor.com

Forward-looking Statements:

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including: the anticipated sale and distribution of the Common Shares under the ATM Program, if any, the volume and timing of the sale and distribution of Common Shares under the ATM Program; the expected use of the net proceeds from the ATM Program; and receipt of Cboe approval for the listing of the Common Shares issued under the ATM Program. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information. The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the Company's ability to continue as a going concern; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in market conditions; the value of the Company's intangible assets, completing proof of concept studies; protecting intangible assets rights; timing and availability of external financing on acceptable terms or at all; the possibility that future results will not be consistent with the Company's expectations; increases in costs; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); and other risk factors as detailed from time to time. The forward-looking information and forward-looking statements contained in this news release are made as of the date of this news release, and the Company does not undertake to update any forward-looking information or forward-looking statements, except in accordance with applicable securities laws. Other factors which could materially affect such forward-looking statements are described in the risk factors in the Company's most recent annual management's discussion and analysis and annual information form, the Company's most recent quarterly management's discussion and analysis, the Canadian Prospectus Supplement, the U.S. Prospectus Supplement and the Company's other filings with securities regulators which are available under the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.